UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Belk, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Ralph A. Pitts	With a Copy to:
Executive Vice President,
General Counsel	John D. Capers, Jr.
and Corporate Secretary	King & Spalding LLP
Belk, Inc.	1180 Peachtree Street
2801 West Tyvola Road	Atlanta, GA 30309
Charlotte, NC 28217-4500	(404) 572-4600
(704) 357-1000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$49,400,000	$5,286

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,600,000 shares at $19.00 per share.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,286
Form or Registration Number: Schedule TO
Filing Party: Belk, Inc.
Date Filed: April 17, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 17, 2006 relating to the issuer tender offer of Belk, Inc., a Delaware corporation, to purchase up to 2,600,000 shares of its Class A and Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $19.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2006, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
     All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.
The information set forth in Item 1 of Schedule TO is hereby amended and supplemented by the following:
     (1) The first paragraph under the heading “Summary Term Sheet — Does the Purchase Price accurately reflect the intrinsic value of my shares?” on page ii of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “Not necessarily. Belk does not represent that the Purchase Price accurately reflects the intrinsic value of the shares. As you know, there is currently no established trading market for the shares, excluding limited or sporadic trading. As a result, determining the fair market value of the shares can be rather difficult. The Charlotte, North Carolina office of RBC Dain Rauscher (“RBC”) facilitates trades in Belk stock, and RBC has advised us that the trading range of Belk stock during fiscal year 2006 was between $11.00 to $15.00 per share. The Purchase Price is higher than the $11.00 to $15.00 trading range. The most recent trade known to us, excluding intra-family sales, occurred on March 21, 2006 at $15.00 per share. However, the Purchase Price is significantly below the book value per share of $23.09 as of January 28, 2006, the end of our fiscal year 2006.”
     (2) The first sentence in the second paragraph under the heading “Summary Term Sheet — Can the Offer be extended, amended or terminated, and under what circumstances?” on page iii of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “We can terminate the Offer under certain circumstances, which include, but are not limited to, the threat or institution of legal action by a government agency that challenges the acquisition of shares under the Offer or that could materially adversely affect our business, the threat or passage of any law or regulation that may materially adversely affect our business, or any change that occurs in our business that is reasonably likely to have a material adverse effect on Belk.”
     (3) The fourth statement after the first bullet point under the heading “Summary Term Sheet - Are there any conditions to the Offer?” on page iii of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
     (4) The fourth statement after the second bullet point under the heading “Summary Term Sheet - Are there any conditions to the Offer?” on page iv of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
Item 2. Subject Company Information.
The information set forth in Item 2(a) of Schedule TO is hereby amended and supplemented by the following:
     (1) Effective April 29, 2006, Mary R. Delk and the Company entered into an agreement with respect to her retirement. Ms. Delk serves as President, Merchandising and Marketing of the Company, and is a named executive officer of the Company. The Form 8-K filed on May 4, 2006 describing this agreement is incorporated herein by reference.
The information set forth in Item 2(c) of Schedule TO is hereby amended and supplemented by the following:
     (1) The first paragraph under the heading “7. Price Range of Shares; Dividends” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “There is currently no established trading market for the shares, excluding limited or sporadic trading. The Charlotte, North Carolina office of RBC Dain Rauscher (“RBC”) facilitates trades in Belk stock, and RBC has advised us that the trading range of Belk stock during fiscal year 2006 was between $11.00 to $15.00 per share. To the Company’s knowledge, RBC facilitated the following transactions during fiscal 2006: (a) First Quarter — three; (b) Second Quarter — 52; (c) Third Quarter — 19; and (d) Fourth Quarter — 38. RBC does not establish or suggest a trading price, it merely matches buyers and sellers in the stock. The most recent trade known to us, excluding intra-family sales, occurred on March 21, 2006 at $15.00 per share.”
Item 4. Terms of the Transaction.
The information set forth in Item 4(a) of Schedule TO is hereby amended and supplemented by the following:
     (1) The first paragraph under the heading “Summary Term Sheet — Does the Purchase Price accurately reflect the intrinsic value of my shares?” on page ii of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     “Not necessarily. Belk does not represent that the Purchase Price accurately reflects the intrinsic value of the shares. As you know, there is currently no established trading market for the shares, excluding limited or sporadic trading. As a result, determining the fair market value of the shares can be rather difficult. The Charlotte, North Carolina office of RBC Dain Rauscher (“RBC”) facilitates trades in Belk stock, and RBC has advised us that the trading range of Belk stock during fiscal year 2006 was between $11.00 to $15.00 per share. The Purchase Price is higher than the $11.00 to $15.00 trading range. The most recent trade known to us, excluding intra-family sales, occurred on March 21, 2006 at $15.00 per share. However, the Purchase Price is significantly below the book value per share of $23.09 as of January 28, 2006, the end of our fiscal year 2006.”
     (2) The first sentence in the second paragraph under the heading “Summary Term Sheet — Can the Offer be extended, amended or terminated, and under what circumstances?” on page iii of the Offer to Purchase is hereby amended and restated in its entirety as follows:
     `“We can terminate the Offer under certain circumstances, which include, but are not limited to, the threat or institution of legal action by a government agency that challenges the acquisition of shares under the Offer or that could materially adversely affect our business, the threat or passage of any law or regulation that may materially adversely affect our business, or any change that occurs in our business that is reasonably likely to have a material adverse effect on Belk.”

     (3) The fourth statement after the first bullet point under the heading “Summary Term Sheet - Are there any conditions to the Offer?” on page iii of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
     (4) The fourth statement after the second bullet point under the heading “Summary Term Sheet - Are there any conditions to the Offer?” on page iv of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
     (5) The fourth statement after paragraph (a) under the heading “6. Certain Conditions of the Offer” on page 6 of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
     (6) The fourth statement after paragraph (b) under the heading “6. Certain Conditions of the Offer” on page 7 of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
Item 7. Source and Amount of Funds or Other Consideration.
The information set forth in Item 7(b) of Schedule TO is hereby amended and supplemented by the following:
     (1) The fourth statement after paragraph (a) under the heading “6. Certain Conditions of the Offer” on page 6 of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
     (2) The fourth statement after paragraph (b) under the heading “6. Certain Conditions of the Offer” on page 7 of the Offer to Purchase is hereby amended and supplemented by adding “adversely” after the word “materially”.
Forward-Looking Statements
The last sentence in the last paragraph under the heading “Forward-Looking Statements” on page 2 of the Offer to Purchase is hereby deleted in its entirety.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 5, 2006

Belk, Inc.

By:	/s/ Ralph A. Pitts

Name:	Ralph A. Pitts
Title:	Executive Vice President, General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)*	Form of Offer to Purchase, dated April 17, 2006.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of the Company from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 17, 2006.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 17, 2006.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 28, 2006, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Note and Pledge Agreement, dated October 1, 2001, by and between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(2)	Note and Pledge Agreement, dated October 1, 2001, by and between H.W. McKay Belk and Belk, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(3)	Note and Pledge Agreement, dated October 1, 2001, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001).

(d)(4)	Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed on May 3, 2002).

(d)(5)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(6)	Belk, Inc. Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K, filed on April 14, 2005).

(d)(7)	Form of Belk, Inc. Executive Transition Incentive Plan Certificate (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on November 22, 2005).

(d)(8)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of the Company’s Annual Report on Form 10-K, filed on April 13, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 17, 2006